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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
RESIGNATION OF NON-EXECUTIVE DIRECTOR AND AUTHORISED REPRESENTATIVE AND
CESSATION OF OFFICE OF AN ALTERNATE DIRECTOR

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that Professor Lawrence Juen-Yee Lau (“Professor Lau”) resigned as a Class III non-executive director and the authorised representative of the Company with effect from 31 December 2014 for the reason that he had stepped down from his engagement with the China Investment Corporation (“CIC”) group, a substantial shareholder of the Company, and thus had ceased to represent CIC’s subsidiary at the Board.

The Board further announces that Dr. Datong Chen (“Dr. Chen”) ceased to act as the alternate director to Professor Lau with effect from 31 December 2014.

Professor Lau and Dr. Chen have confirmed that they respectively have no disagreement with the Board, and there is no matter relating to their respective resignations that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its gratitude to Professor Lau and Dr. Chen for their valuable contributions to the Company during their tenure of service.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 9 January 2015

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang